Exhibit No. 11


                Statement re:  Computation of Per Share Earnings



        Fiscal Year Ended
           March 31, 1998

   1.   Net Income                                   $5,844,000

   2.   Weighted average common shares outstanding    3,679,692

   3.   Basic earnings per share                          $1.59

   4.   Weighted average common shares outstanding    3,679,692

   5.   Common stock equivalents due to dilutive
        effect of stock options                          83,826

   6.   Total weighted average common shares and
        equivalents outstanding for diluted earnings
        per share                                     3,763,518

   7.   Diluted earnings per share                        $1.55